UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BIOMED REALTY, L.P.
(Name of Subject Company (Issuer))
BIOMED REALTY, L.P.
(Name of Filing Person (Issuer))
4.50% Exchangeable Senior Notes due 2026
(Title of Class of Securities)
09064AAA9
(CUSIP Number of Class of Securities)
Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty Trust, Inc.
17190 Bernardo Center Drive
San Diego, California 92128
(858) 485-9840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))
Copy to:
Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
(858) 523-5400
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$108,359,925	$6,047

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 4.50% Exchangeable Senior Notes due 2026 (the “Notes”) assuming that $107,420,000 aggregate principal amount of outstanding Notes are purchased at 100% of the principal amount, plus $939,925 of accrued and unpaid interest up to, but not including, the date of payment for the Notes.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by BioMed Realty, L.P. (the “Operating Partnership”), a Maryland limited partnership, which is the operating partnership of BioMed Realty Trust, Inc., a Maryland corporation (“BioMed”). This Schedule TO relates to the offer to purchase by the Operating Partnership, for cash, any and all of its 4.50% Exchangeable Senior Notes due 2026 (the “Notes”) at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to, but not including, the date of purchase upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2009 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Notes were issued by the Operating Partnership pursuant to an Indenture, dated September 25, 2006, among the Operating Partnership, as issuer, BioMed, as guarantor, and U.S. Bank National Association, as trustee (the “Trustee”).
     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. BioMed Realty, L.P. is the filing person and the issuer of the Notes. The address of its principal executive office is 17190 Bernardo Center Drive, San Diego, California 92128. The telephone number at that location is (858) 485-9840.

(b)	Securities. The subject class of securities is the Operating Partnership’s 4.50% Exchangeable Senior Notes due 2026. As of November 9, 2009, there was $107,420,000 aggregate principal amount of Notes outstanding.

(c)	Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Market and Trading Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. BioMed Realty, L.P. is the filing person and the issuer of the Notes. The information set forth under Item 2(a) above is incorporated herein by reference. The Operating Partnership is organized as a Maryland limited partnership, and BioMed is its sole general partner. The business address for each of BioMed’s directors and executive officers is c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, and the business telephone number for each is (858) 485-9840.
Pursuant to General Instruction C to Schedule TO promulgated by the Securities and Exchange Commission, the following persons are directors and/or executive officers of BioMed:

1

Name	Position
Alan D. Gold	Chairman and Chief Executive Officer
Gary A. Kreitzer	Executive Vice President, General Counsel and Director
Barbara R. Cambon	Director
Edward A. Dennis	Director
Richard I. Gilchrist	Director
Theodore D. Roth	Director
M. Faye Wilson	Director
R. Kent Griffin, Jr.	President, Chief Operating Officer and Chief Financial Officer
Matthew G. McDevitt	Executive Vice President, Acquisitions and Leasing
Item 4. Terms of the Transaction.
(a)	Material Terms.
(1)	Tender Offers. The information set forth in the sections of the Offer to Purchase, most specifically under the sections entitled “THE OFFER—Purpose of the Offer; Certain Information about the Company,” “—Description of the Notes,” “—Terms of the Offer,” “—Amendment; Extension; Waiver; Termination,” “—Certain Significant Considerations,” “—Procedures for Tendering Notes,” “—Withdrawal of Tenders,” “—Acceptance of Notes for Payment; Accrual of Interest,” “—Source and Amount of Funds,” “—Conditions of the Offer,” and “—Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

(2)	Mergers or Similar Transactions. Not applicable.
(b)	Purchases. To the best knowledge of the Operating Partnership and BioMed, the Notes will not be purchased from any of its or BioMed’s officers, directors or other affiliates.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(e)	Agreements involving the subject company’s securities. The information set forth in the sections of the Offer to Purchase entitled “THE OFFER—Description of the Notes,” “THE OFFER—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” and the documents and information set forth under the caption “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

BioMed and/or the Operating Partnership are parties to the following agreements, arrangements or understandings that involve the Notes:
•	Indenture, dated September 25, 2006, among the Operating Partnership, BioMed and the Trustee, including the form of 4.50% Exchangeable Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006), and

•	Registration Rights Agreement, dated September 25, 2006, among BioMed, the Operating Partnership, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

BioMed and/or the Operating Partnership are parties to the following agreements, arrangements or understandings that involve the securities of the Operating Partnership other than the Notes:
•	Fourth Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of January 18, 2007 (incorporated herein by reference to Exhibit 10.1 to BioMed’s Annual Report on Form 10-K filed on February 28, 2007),

•	Registration Rights Agreement dated as of August 13, 2004 among BioMed and the persons named therein (incorporated herein by reference to Exhibit 10.2 to BioMed’s Quarterly Report on Form 10-Q filed on September 20, 2004),

•	Contribution Agreement between Alan D. Gold and the Operating Partnership dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.9 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004),

•	Contribution Agreement between Gary A. Kreitzer and the Operating Partnership dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.10 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004), and

•	Contribution Agreement between Matthew G. McDevitt and the Operating Partnership dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.12 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the section of the Offer to Purchase entitled “THE OFFER— Purpose of the Offer; Certain Information about the Company” is incorporated herein by reference.

(b)	Use of the Securities Acquired. All Notes purchased by the Operating Partnership in the Offer will be delivered to the Trustee for cancellation and those Notes will cease to be outstanding.

(c)	Plans.
(1)-(2)	Except for the Offer, neither BioMed nor the Operating Partnership have, and to the best of their knowledge are not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (2).

(3)	The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Source and Amount of Funds” is incorporated herein by reference.

(4)-(10)	Except for the Offer, neither BioMed nor the Operating Partnership have, and to the best of their knowledge are not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(4) through (10).

Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. To the best knowledge of the Operating Partnership and BioMed, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority—owned subsidiaries of such person, beneficially own any of the Notes.

(b)	Securities Transactions. Neither the Operating Partnership nor BioMed has engaged in any transactions involving the Notes during the past 60 days. To the best knowledge of the Operating Partnership and BioMed, none of their executive officers, directors or affiliates has engaged in any transactions involving the Notes during the past 60 days.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “THE OFFER—The Dealer Manager, Information Agent and Depositary,” “—Solicitation,” and “—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a)-(b)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Operating Partnership’s financial condition is not material to a holder’s decision whether to tender its Notes for purchase by the Operating Partnership because (i) the consideration being paid to holders tendering Notes consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) BioMed is a public reporting company that files reports electronically on EDGAR and (iv) the Offer is for all outstanding Notes.
Item 11. Additional Information.
(a)-(b) None.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase, dated November 9, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)	Press Release, dated November 9, 2009.

Exhibit
Number	Description
(b)	Second Amended and Restated Unsecured Credit Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on August 7, 2007).

(d)(1)	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(2)	Registration Rights Agreement, dated September 25, 2006, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(3)	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007 (incorporated herein by reference to Exhibit 10.1 to BioMed’s Annual Report on Form 10-K filed on February 28, 2007).

(d)(4)	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein (incorporated herein by reference to Exhibit 10.2 to BioMed’s Quarterly Report on Form 10-Q filed on September 20, 2004).

(d)(5)	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.9 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(6)	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.10 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(7)	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.12 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2009	BIOMED REALTY, L.P.
By: BioMed Realty Trust, Inc., its general partner

	By:	/s/ Kent Griffin
	Name:	Kent Griffin
	Title:	President, Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase, dated November 9, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)	Press Release, dated November 9, 2009.

(b)	Second Amended and Restated Unsecured Credit Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on August 7, 2007).

(d)(1)	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(2)	Registration Rights Agreement, dated September 25, 2006, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(3)	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007 (incorporated herein by reference to Exhibit 10.1 to BioMed’s Annual Report on Form 10-K filed on February 28, 2007).

(d)(4)	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein (incorporated herein by reference to Exhibit 10.2 to BioMed’s Quarterly Report on Form 10-Q filed on September 20, 2004).

(d)(5)	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.9 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(6)	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.10 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(7)	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.12 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(g)	None.

(h)	None.